Exhibit 99.1

ASX Announcement Thursday 7th April 2022

Advanced Human Imaging concludes Formal
Agreement with Vertica Health

Advanced Human Imaging Ltd (ASX, NASDAQ: AHI) is pleased to update shareholders of the completion of the Master Services Agreement (“MSA” or “agreement”) with South Africa based digital health platform VERTICA Pty Ltd (“Vertica”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Vertica the right to use AHI’s licensed Software Development Kits (SDKs) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the Vertica application/platform.

The MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the agreement with Vertica.

The initial term of the MSA is for one year from commencement and will automatically extend for subsequent consecutive periods each of equivalent length to the initial term. Early termination procedures are included for either party to the MSA.

The financial impact of this MSA on AHI cannot be currently quantified and there are no minimum order requirements contained in the agreement.

About Vertica Health

Vertica is a digital health company that builds innovative health risk solutions for downstream customers. The team includes highly specialised and experienced scientists in medicine and engineering. Vertica has targeted Insurance and Occupational Safety markets, and has recently expanded into retail insurers, medical aids, global re-insurers and the mining industry. The company is in advanced stages with a number of these organisations to integrate the Vertica Solution and market-ready designs with target launches during the second half of 2022 and into 2023. Vertica is planning to conclude the integration of the AHI CompleteScan SDK by early Q2 2022 into their solution suite.

Vertica has three exciting health risk solutions that align with AHI’s technology:

Fatigue: Vertica uses night-time heart rate and accelerometer data to predict a user’s sleepiness. The accuracy of this prediction is improved by cross-referencing with relevant peer-reviewed research. Using mathematical modelling, this technology can predict neurobehavioral deficits such as decreased motor skills and memory, critically important in such fields as aviation and medical surgery. Models were trained and validated using sleep deprivation, sleep restriction, simulated night work, napping and recovery sleep data. Combined with the data from AHI’s CompleteScan technology, there is potential to reduce sleep deprivation's long-term health effects, including long-term increased risk of hypertension, diabetes, obesity, depression, heart attack, and stroke.

Health risk management: Vertica uses information from AHI’s vital signs capture, including heart rate and heart rate variability measurements as well as data from AHI’s BodyScan to predict several health risks including metabolic syndrome, cardiovascular and metabolic disease, depression and generalised anxiety disorder. Vertica strengthens these predictions by cross-referencing this information with peer-reviewed papers which investigate common blood biomarkers, blood pressure, fitness levels, anthropometry, insulin resistance and visceral fat.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement Thursday 7th April 2022

By combining these information sources, Vertica developed a risk model that predicts total cholesterol, HDL-c cholesterol, LDL-c cholesterol, triglycerides, and C-reactive protein (a marker of inflammation). Furthermore, this model can also estimate cardiorespiratory fitness, visceral adiposity index, lipid accumulation product (which uses waist circumference in the prediction model), 10-year risk of cardiovascular disease mortality and brachial-ankle pulse wave velocity (often used to estimate arterial stiffness and cardiovascular issues and other metabolic syndromes).

Orthopaedic recovery: Vertica uses the smartphone’s accelerometer and gyroscope to measure joint mobility which can be used, for example, to measure the ability of a knee to extend and flex after orthopaedic surgery. Vertica has also automated a two-minute walking test to further assess mobility. Both are important to ensure timely intervention to catch problems during recovery, including the swelling effects of an infection. Vertica and AHI will look to expand this assessment and risk detecting tool once AHI’s Musculoskeletal Assessment (MSK) tool is developed.

For more information on Vertica Health please visit: https://www.verticahealth.com/.

*This announcement has been approved by the board of Advanced Human Imaging Limited.

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables our partners and their users to check, track, and assess their vital signs and dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life and the ongoing fight against chronic disease which accounts for 86% of global healthcare costs.

Whether this is a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple software development kits (SDKs), allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

The link below is a brief video showcasing our current offering and will assist you in understanding our value proposition. CompleteScan - The Future of Health Assessments

For more information contact:

Dr Katherine Iscoe Chief Executive Officer Advanced Human Imaging Ltd E: hello@ahi.tech	Vlado Bosanac Strategy and Revenue Advanced Human Imaging Ltd E: hello@ahi.tech

For more information please visit:  https://www.ahi.tech/

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech